                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 803062 10 8                  13G                     Page 2 of 6 Pages

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Samuel C. Sichko
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
                           2,251,498 shares (includes 244,998 shares held by The
                           Jerry A. Greenberg Charitable Lead Annuity Trust -
                           2000, 1,000,000 shares held by The Jerry A. Greenberg
                           Qualified Annuity Trust - 2002 and 1,000,000 shares
                           held by The Jerry A. Greenberg GRAT -  2002. Mr.
                           Sichko is a co-trustee of each of the trusts.)
                  --------------------------------------------------------------
                  6        SHARED VOTING POWER
                           7,484,216 shares (consists of 331,729 shares held by
                           The Jerry A. Greenberg Charitable Foundation,
                           2,130,030 shares held by The Jerry A. Greenberg
      NUMBER               Remainder Trust 1996 and 5,022,457 shares held by the
        OF                 J. Stuart Moore Eight Year Qualified Annuity Trust -
      SHARES               1996. Mr. Sichko is a co-trustee of each of the
   BENEFICIALLY            trusts.)
      OWNED       --------------------------------------------------------------
        BY        7        SOLE DISPOSITIVE POWER
       EACH                2,006,500 shares (includes 1,000,000 shares held by
    REPORTING              The Jerry A. Greenberg Qualified Annuity Trust - 2002
      PERSON               and 1,000,000 shares held by The Jerry A. Greenberg
                           GRAT - 2002. Mr. Sichko is a co-trustee of each of
                           the trusts.)
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           7,729,214 shares (consists of 2,130,030 shares held
                           by The Jerry A. Greenberg Remainder Trust 1996,
                           244,998 shares held by The Jerry A. Greenberg
                           Charitable Lead Annuity Trust - 2000, 331,729 shares
                           held by The Jerry A. Greenberg Charitable Foundation
                           and 5,022,457 shares held by the J. Stuart Moore
                           Eight Year Qualified Annuity Trust - 1996. Mr. Sichko
                           is a co-trustee of each of these trusts.)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,735,714 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 244,998 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 331,729 shares held by The Jerry A. Greenberg Charitable Foundation, 1,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002, 1,000,000 shares held by The Jerry A. Greenberg GRAT - 2002 and 5,022,457 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Qualified Annuity Trust - 2002, The Jerry A. Greenberg GRAT - 2002, The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, The Jerry A. Greenberg Charitable Foundation or the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and Mr. Sichko disclaims beneficial ownership of all such shares.

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

CUSIP NO. 803062 10 8                                          Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

Item 2(a)         Name of Person Filing:

                  Samuel C. Sichko, Esq.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Samuel C. Sichko
                  c/o Prince, Lobel, Glovsky & Tye LLP
                  585 Commercial Street
                  Boston, MA  02109-1024

Item 2(c)         Citizenship:

                  Mr. Sichko is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable

Item 4            Ownership:

                           (a)      Amount Beneficially Owned:

                           Mr. Sichko has or shares voting or investment control over 9,735,714 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 1,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002, 1,000,000 shares held by the Jerry A. Greenberg GRAT - 2002, 244,998 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 331,729 shares held by The Jerry A. Greenberg Charitable Foundation and 5,022,457 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee of each of these trusts. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.)

CUSIP NO. 803062 10 8                                          Page 4 of 6 Pages

                           (b)      Percent of Class:

                           Mr. Sichko has or shares voting or investment control over shares representing 8% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

                           (c)      Number of shares as to which person has:

                                            (i) sole power to vote or to direct
                                            the vote:

                                            Mr. Sichko has the sole power to
                                            vote or to direct the vote of
                                            2,251,498 shares (includes the
                                            244,998 shares are held by The Jerry
                                            A. Greenberg Charitable Lead Annuity
                                            Trust - 2000, the 1,000,000 shares
                                            held by The Jerry A. Greenberg
                                            Qualified Annuity Trust - 2002 and
                                            the 1,000,000 shares held by The
                                            Jerry A. Greenberg GRAT - 2002. Mr.
                                            Sichko is a co-trustee of each of
                                            the trusts.)

                                            (ii) shared power to vote or to
                                            direct the vote:

                                            Mr. Sichko has shared power to vote
                                            or to direct the vote of 7,484,216
                                            shares (consists of the 331,729
                                            shares held by The Jerry A.
                                            Greenberg Charitable Foundation, the
                                            2,130,030 shares held by The Jerry
                                            A. Greenberg Remainder Trust 1996
                                            and the 5,022,547 shares held by the
                                            J. Stuart Moore Eight Year Qualified
                                            Annuity Trust - 1996. Mr. Sichko is
                                            a co-trustee of each of the trusts.)

                                            (iii) sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Sichko has the sole power to
                                            dispose or to direct the disposition
                                            of 2,006,500 shares (includes the
                                            1,000,000 shares held by The Jerry
                                            A. Greenberg Qualified Annuity Trust
                                            - 2002 and the 1,000,000 shares held
                                            by The Jerry A. Greenberg GRAT -
                                            2002. Mr. Sichko is a co-trustee of
                                            each of the trusts.)

                                            (iv) shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Sichko shares power to dispose
                                            or to direct the disposition of
                                            7,729,214 shares (consists of the
                                            2,130,030 shares held by The Jerry
                                            A. Greenberg Remainder Trust 1996,
                                            the 244,998 shares held by The Jerry
                                            A. Greenberg Charitable Lead Annuity
                                            Trust - 2000, the 331,729 shares
                                            held by The Jerry A. Greenberg
                                            Charitable Foundation and the
                                            5,022,457 shares held by the J.
                                            Stuart Moore Eight Year Qualified
                                            Annuity Trust - 1996. Mr. Sichko is
                                            a co-trustee of each of the trusts.)

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

CUSIP NO. 803062 10 8                                          Page 5 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 803062 10 8                                          Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2003

                                                            /s/ Samuel C. Sichko
                                                      --------------------------
                                                      Samuel C. Sichko